UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MYnd Analytics, Inc.
(Name of Issuer)

MYnd Analytics, Inc.
(Exact Name of Issuer as Specified in its Charter)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

62857N103
(CUSIP Number)

Jan Vyhnálek, Na Florenci 2116/15, 110 00 Prague 1, Czech Republic, Tel. +420 226 200 114
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62857N103

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) 000-00-0000 RSJ Private Equity investiční fond s proměnným základním kapitálem, A.S.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Czech Republic

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 445,704 (see Item 5)
	8.	Shared Voting Power 0 (see Item 5)
	9.	Sole Dispositive Power 445,704 (see Item 5)
	10.	Shared Dispositive Power 0 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person* 445,704 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.2%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	All share percentage calculations in this Schedule 13D are based upon 981,791 shares of common stock, $0.001 par value per share (“Common Stock”), of MYnd Analytics, Inc. (the “Issuer”), which includes (i) 537,337 shares of Common Stock, which represents 107,467,409 shares of Common Stock outstanding as of August 15, 2016, as reported on the Issuer’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2016, filed with the Securities and Exchange Commission on August 15, 2016, as adjusted by a 200-to-1 reverse stock split completed by the Issuer on September 21, 2016 (the “Reverse Stock Split”) and (ii) 444,454 shares of Common Stock, which represents Common Stock issued in connection with a conversion by the Issuer, as adjusted by the Reverse Stock Split.

INTRODUCTORY NOTE

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the “Act”), this Amendment to the Schedule 13D (this “Amendment”) amends certain items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 15, 2016 (the “Schedule 13D”). This Amendment to the Schedule 13D relates to (i) an amendment to the Second Amended & Restated Note & Warrant Agreement (the “A&R Note & Warrant Agreement”) between the Issuer, RSJ Private Equity investiční fond s proměnným základním kapitálem, A.S. (“RSJ Private Equity” or the “Reporting Person”) and the other investors named therein and (ii) a 200-to-1 reverse stock split of the Issuer’s Common Shares that took effect on September 21, 2016. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Warrants to Purchase Common Stock and Related Convertible Notes

On December 23, 2015, the Issuer entered into the Second Amended & Restated Note & Warrant Agreement (the “A&R Note & Warrant Agreement”) with RSJ Private Equity and the other investors named therein, amending the Original Note Purchase Agreement (as defined below). Pursuant to the A&R Note & Warrant Agreement, on December 23, 2015, RSJ Private Equity was issued a warrant to purchase 22,000,000 shares of Common Stock (the “December Warrant”). Additionally, pursuant to the A&R Note & Warrant Agreement, on December 28, 2015, RSJ Private Equity (i) purchased a note for $750,000 (the “December Note”) and (ii) was issued a note warrant to purchase 15,000,000 shares of Common Stock (the “Note Warrant”). The source of funds used in purchasing the December Warrant, December Note and Note Warrant was working capital.

In addition to acquiring the December Note and August Note, RSJ Private Equity had previously purchased notes issued by the Issuer for $750,000 and $350,000 on September 26, 2014 and September 24, 2015, respectively (the “Original Notes”) pursuant to a Note Purchase Agreement, dated as of September 22, 2014, between the Issuer, RSJ Private Equity and certain other investors named therein, as subsequently amended (the “Original Note Purchase Agreement”).

On August 9, 2016, pursuant to the A&R Note & Warrant Agreement, the Issuer entered into the Amended and Restated Secured Convertible Promissory Note with RSJ Private Equity (the “August Note”, and together with the December Note and the Original Notes, the “Notes”). Under the A&R Note & Warrant Agreement, RSJ Private Equity (i) purchased the August Note for $250,000 and (ii) was issued a warrant to purchase 5,000,000 shares of Common Stock (the “August Warrant”, and together with the December Warrant and the Note Warrant, the “Warrants”), which has the same exercisability terms as the December Warrant and the Note Warrant. The source of funds used in purchasing the August Note and August Warrant was working capital.

The A&R Note & Warrant Agreement extended the maturity date of all of the Notes to December 31, 2017. The Notes are all convertible into shares of the Issuer’s Common Stock (i) voluntarily, within 15 days prior to their maturity on December 31, 2017, at a conversion price of $0.05 per share or (ii) automatically upon the closing of a qualified equity offering by the Issuer with total proceeds of at least $5.0 million, at a conversion price of $0.05 per share. Because the Notes previously were not, and currently are not, convertible within 60 days, RSJ Private Equity did not become a more-than-five-percent beneficial owner of the Common Stock until it acquired the December Warrant, which represented an immediately exercisable right to purchase 22,000,000 shares of Common Stock.

The Warrants became exercisable on the date of their respective issuances, and will expire on the earlier of (i) December 31, 2020 and (ii) 45 days after the date on which the daily closing price of shares of the Common Stock quoted on the OTCQB Venture Marketplace (or other bulletin board or exchange on which the Common Stock is traded or listed) exceeds $0.25 for at least ten consecutive trading days.

On September 19, 2016, the Issuer entered into the Second Omnibus Amendment (the “Second Amendment”) with RSJ Private Equity and the other investors named therein, amending (i) the A&R Note & Warrant Agreement, (ii) the Notes and (iii) the Warrants. Under the terms of the Second Omnibus Amendment, at any time after September 1, 2016, the Issuer may convert the Notes into shares of Common Stock at a conversion price of $0.025 per share (a “Mandatory Conversion”). Notwithstanding the foregoing, on the date on which a Mandatory Conversion becomes effective, the warrants to purchase shares of Common Stock will be automatically cancelled and be of no further legal force or effect and no longer exercisable for any shares of Common Stock.

Mandatory Conversion

On September 19, 2016, pursuant to the A&R Note & Warrant Agreement, as amended by the Second Amendment, the Issuer effected a Mandatory Conversion with respect to $2,100,000 in principal and $122,268.84 in interest accrued, for a total of $2,222,268.84 in outstanding Notes held by the Reporting Person into 88,890,754 shares of Common Stock at a conversion price of $0.025 per share. As a result of the Mandatory Conversion, all warrants held by the Reporting Person were automatically cancelled, of no further legal force or effect and no longer exercisable for any shares of Common Stock.

Acquisition of Shares of Common Stock

On April 5, 2016, the Issuer granted and issued to RSJ Private Equity 250,000 shares of Common Stock. Pursuant to an arrangement between RSJ Private Equity and Mr. Votruba, who is a director of the Issuer and an employee of the Reporting Person, such shares were assigned and issued directly to RSJ Private Equity upon grant.

Reverse Stock Split

On September 19, 2016, the issuer filed an amendment to its certificate of incorporation to effect a 200-to-1 reverse stock split to be effective at 8:00 am (the “Effective Time”) on September 21, 2016 (the “Effective Date”). On the Effective Date, every 200 shares of the Issuer’s Common Stock issued and outstanding immediately prior to the Effective Time were immediately combined into one share of Common Stock (the “Reverse Stock Split”). The Reverse Stock split had the effect of adjusting the 89,140,754 shares of Common Stock held by the Reporting Person to 445,704 shares of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	By virtue of the relationships described in Item 3, the Reporting Person beneficially owns 445,704 shares of Common Stock, or 45.2% of the Common Stock.

(b)	RSJ Private Equity beneficially owns 445,704 shares of Common Stock as to which there is a sole power to vote. RSJ Private Equity is deemed the beneficial owner of zero shares as to which there is a shared power to vote. RSJ Private Equity beneficially owns 445,704 shares of Common Stock over which it has the sole power to dispose. RSJ Private Equity is deemed the beneficial owners of zero shares of Common Stock as to which there is a shared power to dispose.

All share percentage calculations in this Schedule 13D are based upon 981,791 shares of Common Stock, which includes: (i) 537,337 shares of Common Stock, which represents 107,467,409 shares of Common Stock outstanding as of August 15, 2016, as reported on the Issuer’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2016, filed with the Securities and Exchange Commission on August 15, 2016, as adjusted by the Reverse Stock Split and (ii) 444,454 shares of Common Stock, which represents Common Stock issued in connection with the Mandatory Conversion, as adjusted by the Reverse Stock Split.

(c)	Except as disclosed in this Schedule 13D, during the past 60 days, the Reporting Person has not entered into any transaction in the Common Stock.

(d)	No person other than the Reporting Person has (i) the right to receive or the power to direct the receipt of dividends from the shares of the Common Stock to which this Schedule 13D relates or (ii) the right to receive or the power to direct the receipt of the proceeds from the sale of such shares.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Second Omnibus Amendment

The description of the Second Amendment in Item 3 above is incorporated herein by reference.

Reverse Stock Split

The description of the Reverse Stock Split in Item 3 above is incorporated herein by reference.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

(12)	Second Omnibus Amendment, dated as of September 19, 2016, to the Second Amended and Restated Note and Warrant Purchase Agreement, dated as of December 23, 2015, between the Issuer and the investors named therein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated September 23, 2016

RSJ PRIVATE EQUITY
INVESTICNI FOND S PROMENNYM ZAKLADNIM KAPITALEM, A.S.

By:	/s/ Jan Vyhnálek
Name: Jan Vyhnálek
Title: Statutory Director/CEO